Exhibit 99.1

FOR IMMEDIATE RELEASE

Radware Announces a Strategic Initiative to Accelerate the Growth of its
Cloud Security Services Business

Acquires SecurityDAM, and expands its innovation center, cloud services division, and its cloud network footprint and capacity

TEL AVIV, Israel, Feb. 17, 2022— Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced a strategic initiative to accelerate the growth of its cloud security services business. As part of this initiative, Radware will acquire the business of SecurityDAM, its DDoS scrubbing centers provider. In addition, Radware plans to grow its innovation center in India, as well as further expand its cloud network footprint and capacity, and its cloud services division, including its technology, operations, and headcount. These actions reflect the Company’s ongoing commitment to provide customers with the highest level of cyber security services and protection.

While digital transformation unlocks new opportunities for organizations, it also leaves them vulnerable and exposed to more cyber-attacks. As they seek to fill these defensive gaps and protect their assets, the demand for cloud security solutions continues to rise.

“We are committed to providing our customers state-of-the-art, frictionless security, so they can advance their digital strategies while ensuring their defenses don’t become roadblocks to change,” said Roy Zisapel, Radware’s president and CEO. “Radware is already protecting a quarter of the Fortune 50 companies. The goal of our initiative is to innovate and scale faster, so we can deliver our cloud security capabilities to even more customers and capitalize on the growing market opportunity.”

To launch its initiative, Radware is taking several steps. This includes:

•
Acquiring the assets of SecurityDAM, a related party and a cloud DDoS network operator that supplied Radware with scrubbing center services used for the provision of Radware’s Cloud DDoS Protection Service. (Additional details below.)

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Expanding its presence in Bangalore and Chennai, India, to create a larger regional innovation center. This center is chartered to drive cybersecurity research and development (R&D) and service delivery excellence across the Company’s portfolio of cloud security solutions. It augments Radware’s Tel-Aviv headquartered R&D center that addresses product innovations, such as enhanced Layer-7 flood mitigation and advanced machine-learning algorithms for auto policy optimization and false positive detection. With these investments, Radware’s cloud service unit now totals nearly 300 engineers.

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Increasing the cloud service capacity of its global delivery network to 10Tbps and extending its footprint to address evolving business demands and the growing volume of cyber attacks. In the past three months, Radware added cloud centers in Paris, France; Amsterdam, the Netherlands; and Moscow, Russia. During the next six months, the Company plans to open new and expand existing cloud security centers in major cities around the world. In the U.S., this includes San Jose, California; Dallas, Texas; and Ashburn, Virginia. Other international cities include Melbourne and Sydney, Australia; Santiago, Chile; Hong Kong, China; Tokyo, Japan; Wellington, New Zealand; Taipei, Taiwan; and Dubai, the United Arab Emirates.

•
Innovating across Radware’s cloud security data center architecture to segregate between peacetime, always-on zones, and mitigation and attack zones. This advanced capability provides always-on attack detection for all customers while isolating organizations with high volume attacks to specific zones in the cloud network, so they don’t create impact to the broader group. This provides greater resiliency and service availability for always-on customers.

•	Advancing our service availability and protection level with new cloud service enhancements, including:
o	A new portal for Radware’s Cloud DDoS Protection Service to improve the customer experience.
o	Enhanced DNS attack detection and prevention with new algorithms to further improve detection and minimize false positives of sophisticated DNS attacks.
o	An integrated global content delivery network service that has hundreds of cloud centers globally and is based on AWS CloudFront.

SecurityDAM Transaction
Under the terms of the asset purchase agreement, Radware acquired SecurityDAM's technology and operations for $30 million (subject to adjustments for intra-party balances and other deductions) with contingent payments of up to $12.5 million. The Company expects the acquisition to be accretive to earnings on a non-GAAP basis in 2023.

Yehuda Zisapel, chairman of Radware’s Board of Directors, and Roy Zisapel, Radware’s president and CEO and a member of the board, hold a majority and a minority stake, respectively, in SecurityDAM. Accordingly, the board formed a Special Committee of directors consisting solely of independent directors to examine the transaction and its alternatives and, if it determined to pursue the transaction, to negotiate and approve its terms. Based on the unanimous recommendation of the Special Committee, the purchase agreement was approved by the Audit Committee of the board and unanimously approved by disinterested members of the board.

Stifel, Nicolaus & Company, Incorporated is acting as financial advisor, and Gross & Co. is acting as legal advisor to the Special Committee. Goldfarb Seligman & Co. is acting as legal advisor to Radware.

Additional details regarding the transaction are included in the Report on Form 6-K that Radware will furnish to the Securities and Exchange Commission today.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

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Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” For example, when we say that the SecurityDAM transaction is anticipated to be accretive to non-GAAP earnings in 2023, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; our ability to successfully implement the strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Investor Relations: Yisca Erez, +972-72-3917211, ir@radware.com Media Contact: Gerri Dyrek Radware Gerri.Dyrek@radware.com